UNITED STATES
                           SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      SCHEDULE 13D

                                   AMENDMENT NUMBER 1

                     Under the Securities Exchange Act of 1934

                               DEVCON INTERNATIONAL CORP.

                                    (Name of issuer)

                              Common Stock, $.10 Par Value

                             (Title of class of securities)

                                       251588 10 9
                                      (CUSIP number)


                                Robert L. Grossman, Esq.
                              Greenberg, Traurig, Hoffman,
                              Lipoff, Rosen & Quentel, P.A.
                                  1221 Brickell Avenue
                                  Miami, Florida  33131
                                      (305) 579-0500

                   (Name, address and telephone number of person
                 authorized to receive notices and communications)


                                     January 8, 1996
            (Date of event which requires filing of this statement)

       If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [  ].

       Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)






                           SCHEDULE 13D


CUSIP No.   251588 10 9

[CAPTION]



1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Smithcon Family Investments, Ltd

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  [ ]
                                                         (b)  [ ]

3.    SEC USE ONLY



4.    SOURCE OF FUNDS

      00

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                           [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

                     7.   SOLE VOTING POWER              0
NUMBER OF
SHARES               8.   SHARED VOTING POWER            980,372
BENEFICIALLY
OWNED BY             9.   SOLE DISPOSITIVE POWER         0
EACH
REPORTING            10.  SHARED DISPOSITIVE POWER       980,372
PERSON WITH


11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      980,372

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                          [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      22.1%

14.   TYPE OF REPORTING PERSON

      PN



Item 1.        Security and Issuer.

       This Statement is Amendment Number 1 ("Amendment Number 1") to the Statement of Beneficial Ownership on Schedule 13D filed by Smithcon Family Investments, Ltd., a Florida limited partnership (the "Partnership"), with the Securities and Exchange Commission relating to the Common Stock, par value $.01 per share (the "Common Stock"), of Devcon International Corp., a Florida corporation ("Devcon"). This Amendment Number 1 relates to the acquisition by the Partnership of 49,000 shares of Devcon Common Stock.

Item 2.        Identity and Background.

Smithcon Family Investments, Ltd.

       The entity filing this Statement is Smithcon Family
Investments, Ltd. (the "Partnership"), a Florida limited partnership, which holds stock for investment purposes. The
Partnership's principal offices are located at 1350 East Newport
Center Drive, Suite 201, Deerfield Beach, Florida 33442.

       The Partnership has not been convicted in a criminal proceeding in the last five years.

       The Partnership has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in it being subject to a judgment, decree or final order enjoining future violations of, or which prohibited or mandated activities subject to Federal or state securities laws or found any violation with respect to such laws during the last five years.

       The Partnership is a United States partnership.

Smithcon Investments, Inc.

       Smithcon Investments, Inc. (the "Corporation"), a Florida corporation, is the general partner of the Partnership. The
Corporation's principal offices are located at 1350 East Newport
Center Drive, Suite 201, Deerfield Beach, Florida 33442.

       The Corporation has not been convicted in a criminal proceeding in the last five years.

       The Corporation has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in it being subject to a judgment, decree or final order enjoining future violations of, or which prohibited or mandated activities subject to Federal or state securities laws or found any violation with respect to such laws during the last five years.

       The Corporation is a United States corporation.

Donald L. Smith, Jr.

       Donald L. Smith, Jr. is the sole shareholder and President of the Corporation, which is the general partner of the Partnership. Mr. Smith's business address is 1350 East Newport Center Drive, Suite 201, Deerfield Beach, Florida 33442. His principal occupation is as Chairman of the Board and President of Devcon.

       Mr. Smith has not been convicted in a criminal proceeding in the last five years.

       Mr. Smith has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in it being subject to a judgment, decree or final order enjoining future violations of, or which prohibited or mandated activities subject to Federal or state securities laws or found any violation with respect to such laws during the last five years.

       Mr. Smith is a U.S. citizen.

Item 3.   Source and Amount of Funds or Other Consideration.

       Effective January 8, 1996, the Partnership received the final portion of an aggregate of 49,000 shares of Devcon Common Stock pursuant to a series of assignment and assumption agreements whereby the Partnership distributed seven 71/100 percent (0.71%) interests in the Partnership in exchange for said aggregate of 49,000 shares of Devcon Common Stock.

Item 4.        Purpose of Transaction.

       The purpose of the transaction between the Trusts and the Partnership as set forth in Item 3 herein was family financial planning.

       For each of the Partnership, the Corporation and Donald L.
Smith, Jr. the acquisition of the Devcon Common Stock by the Partnership will not:

       (a) result in the acquisition by any person of additional securities of Devcon, or the disposition of securities of Devcon.

       (b) result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Devcon or any of its subsidiaries.

       (c) result in the sale or transfer of a material amount of assets of Devcon or any of its subsidiaries.

       (d) result in any change in the present board of directors or management of Devcon, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

       (e) result in any material change in the present capitalization or dividend policy of Devcon.

       (f) result in any other material change in Devcon's business or corporate structure.

       (g) result in changes in Devcon's certificate of incorporation or bylaws or other actions which may impede the acquisition of control of Devcon by any person.

       (h) result in causing a class of securities of Devcon to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association.

       (i) result in a class of equity securities of Devcon becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

       (j) result in any action similar to those enumerated above.

Item 5.        Interest in Securities of Issuer.

       (a) The Partnership owns 980,372 shares of Devcon Common Stock, or 22.1% of the issued and outstanding shares of such stock.

       The Corporation, as the sole general partner of the Partnership, has the power to vote and dispose of the Devcon Common Stock held by the Partnership and therefore, in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, is deemed the beneficial owner of all 980,372 shares of Devcon Common Stock held by the Partnership. In addition, the Corporation directly owns 18,628 shares of Devcon Common Stock. The Corporation's aggregate beneficial ownership of Devcon Common Stock is 999,000 shares or 22.5% of the issued and outstanding shares of such stock.

       Donald L. Smith, Jr., as the sole shareholder, officer and director of the Corporation, has the power to vote and dispose of all voting common stock either owned or controlled by the Corporation, and therefore, in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, is deemed the beneficial owner of all 999,000 shares of Devcon Common Stock beneficially owned by the Corporation. In addition, Mr. Smith directly owns 189,431 shares of Devcon Common Stock and currently exercisable options to purchase 75,000 shares of Devcon Common Stock. Mr. Smith's aggregate beneficial ownership of Devcon Common Stock is 1,263,431 shares or 28.5% of the issued and outstanding shares of such stock.

       (b) The Partnership has shared power to vote and dispose of the 980,372 shares of Devcon Common Stock held by it.

       The Corporation, as general partner of the Partnership, has the power to vote and dispose of the 980,372 shares of Devcon
Common Stock held by the Partnership and the 18,628 shares of Devcon Common Stock it holds directly.

       Donald L. Smith, Jr., as the sole shareholder and chief executive officer of the Corporation, which is the general partner of the Partnership, has the power to direct the vote and disposition of the 980,372 shares of Devcon Common Stock held by the Partnership, the 18,628 shares of Devcon Common Stock held by the Corporation, and the 189,431 shares of Devcon Common Stock he holds directly.

       (c)     (i)     On November 22, 1995, Donald L. Smith, Jr.
contributed (i) 922,058 shares of Devcon Common Stock to the Partnership in exchange for a majority interest in the Partnership; and (ii) 27,942 shares of Devcon Common Stock to the Corporation in exchange for 100% of the Corporation's capital stock (in turn, the Corporation contributed 9,314 shares of the Devcon Common Stock received from Mr. Smith to the Partnership in exchange for a minority interest in the Partnership).

              (ii)     On January 5, 1996, Donald L. Smith, Jr.
sold 77% of his interest in the Partnership to seven separate trust entities (the "Trusts") in exchange for a promissory note from each Trust.

     (d) None of the beneficiaries of the Trusts retain voting or dispositive control over the shares of Devcon Common Stock held by the Trusts; however, the beneficiaries of the Trusts are entitled to receive any proceeds distributed by the Partnership to the Trusts in accordance with the terms of the respective Trust documents.

       (e)     Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships

           With Respect to Securities of the Issuer.

       Effective January 8, 1996, the Partnership received the final portion of an aggregate of 49,000 shares of Devcon Common Stock from seven separate assignors (the "Assignors") pursuant to a series of assignment and assumption agreements (the "Assignment and Assumption Agreements") whereby the Partnership, as assignee, distributed seven 71/100 percent (0.71%) interests in the Partnership in exchange for said aggregate of 49,000 shares of Devcon Common Stock. Each Assignor contributed 7,000 shares to the Partnership in exchange for one 71/100 percent (0.71%) interest in the Partnership. Pursuant to his/her respective Assignment and Assumption Agreement, each Assignor agreed to comply with, and be bound by, all of the terms and conditions of that certain Agreement of Limited Partnership of Smithcon Family Investments, Ltd. dated as of November 22, 1995.


Item 7.        Material to be Filed as Exhibits.

     (a)     Assignment and Assumption Agreement dated January 5,
1996 between Geoffrey L. Smith and Smithcon Family Investments,
Ltd.

     (b)     Assignment and Assumption Agreement dated January 5,
1996 between Christopher K. Smith and Smithcon Family Investments,
Ltd.

     (c)     Assignment and Assumption Agreement dated January 5,
1996 between Leonard W. Jenne and Smithcon Family Investments, Ltd.

     (d)     Assignment and Assumption Agreement dated January 5,
1996 between Lauren T. Nugent and Smithcon Family Investments, Ltd.

     (e)     Assignment and Assumption Agreement dated January 5,
1996 between Kevin M. Smith and Smithcon Family Investments, Ltd.

     (f)     Assignment and Assumption Agreement dated January 5,
1996 between Donald L. Smith, III and Smithcon Family Investments,
Ltd.

     (g)     Assignment and Assumption Agreement dated January 5,
1996 between Susan M. Harrison and Smithcon Family Investments,
Ltd.






















                            SIGNATURE

       After reasonable inquiry and to the best of knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    January 16, 1996
                                      (Date)



                         /s/ Donald L. Smith, Jr.
                         Donald L. Smith, Jr., President of
                         Smithcon Investments, Inc., signing as the
                         general partner of Smithcon Family
                         Investments, Ltd.






































                         INDEX TO EXHIBITS




   Exhibit No.        Description                        Sequential
                                                           Page No.

     2.1     Assignment and Assumption Agreement dated
             January 5, 1996 between Geoffrey L. Smith and Smithcon Family Investments, Ltd.

     2.2     Assignment and Assumption Agreement dated
             January 5, 1996 between Christopher K. Smith and Smithcon Family Investments, Ltd.

     2.3     Assignment and Assumption Agreement dated
             January 5, 1996 between Leonard W. Jenne and Smithcon Family Investments, Ltd.

     2.4     Assignment and Assumption Agreement dated
             January 5, 1996 between Lauren T. Nugent and
             Smithcon Family Investments, Ltd.

     2.5     Assignment and Assumption Agreement dated
             January 5, 1996 between Kevin M. Smith and
             Smithcon Family Investments, Ltd.

     2.6     Assignment and Assumption Agreement dated
             January 5, 1996 between Donald L. Smith, III and Smithcon Family Investments, Ltd.

     2.7     Assignment and Assumption Agreement dated
             January 5, 1996 between Susan M. Harrison and Smithcon Family Investments, Ltd.















               ASSIGNMENT AND ASSUMPTION AGREEMENT



     THIS ASSIGNMENT AND ASSUMPTION AGREEMENT (this "Assignment") is made as of this 5th day of January, 1996 by and between GEOFFREY
L. SMITH ("Assignor") and SMITHCON FAMILY INVESTMENTS, LTD. (the
"Assignee").


                       R E C I T A T I O N


     The Assignor has agreed to transfer the assets set forth on Exhibit "A" attached hereto (the "Assets") to the Assignee, and the Assignee has agreed to accept the Assets from the Assignor, in exchange for a 71/100 percent (0.71%) partnership interest in the Assignee (the "Partnership Interest").


             O P E R A T I V E   P R O V I S I O N S


     IN CONSIDERATION of the recitation set forth hereinabove, the mutual promises and covenants hereinafter contained, and other good and valuable consideration, the receipt and sufficiency of which are acknowledged hereby, the parties to this Assignment, intending legally to be bound, hereby agree as follows:

     1. The Assignor hereby assigns, transfers, conveys and sets over unto the Assignee all of the Assignor's right, title and interest in and to the Assets.

     2. The Assignee hereby accepts the assignment of the Assets from the Assignor and assumes all of the duties, responsibilities, liabilities and obligations attributable to the Assets.

     3. The Assignee hereby assigns, transfers, conveys and sets over unto the Assignor all of the Assignee's right, title and interest in and to the Partnership Interest.

     4. The Assignor hereby accepts the assignment of the Partnership Interest from the Assignee and agrees to (i) comply with, and be bound by, all of the terms and conditions of that certain Agreement of Limited Partnership of Smithcon Family Investments, Ltd., dated as of November 22, 1995 (the "Partnership Agreement"), and (ii) assume all of the obligations and responsibilities of a limited partner thereunder with all of the same force and effect that would apply if it had been an original party to the Partnership Agreement.

     IN WITNESS WHEREOF, the parties hereto have executed this Assignment and Assumption Agreement the day and year first above written.



                             ASSIGNOR:


                             /s/ Geoffrey L. Smith
                             GEOFFREY L. SMITH


                             ASSIGNEE:

                             SMITHCON FAMILY INVESTMENTS, LTD., a
                             Florida limited partnership

                             By:   Smithcon Investments,
                                   Inc., a Florida corporation


                                   By:/s/Donald L. Smith,
                                      Jr.
                                      Donald L. Smith, Jr.
                                      President


     The undersigned hereby consents to the admission of the Assignor as a limited partner of the Assignee, having all of the rights of a limited partner under the laws of the State of Florida and the Partnership Agreement with respect to the Partnership Interest


                                   SMITHCON INVESTMENTS, INC., a
                                   Florida corporation


                                   By:/s/ Donald L. Smith, Jr.
                                          Donald L. Smith, Jr.
                                          President















                           EXHIBIT "A"

                             ASSETS


   7,000 shares of common stock of Devcon International Corp.


               ASSIGNMENT AND ASSUMPTION AGREEMENT



     THIS ASSIGNMENT AND ASSUMPTION AGREEMENT (this "Assignment") is made as of this 5th day of January, 1996 by and between CHRISTOPHER K. SMITH ("Assignor") and SMITHCON FAMILY INVESTMENTS, LTD. (the "Assignee").


                       R E C I T A T I O N


     The Assignor has agreed to transfer the assets set forth on Exhibit "A" attached hereto (the "Assets") to the Assignee, and the Assignee has agreed to accept the Assets from the Assignor, in exchange for a 71/100 percent (0.71%) partnership interest in the Assignee (the "Partnership Interest").


             O P E R A T I V E   P R O V I S I O N S


     IN CONSIDERATION of the recitation set forth hereinabove, the mutual promises and covenants hereinafter contained, and other good and valuable consideration, the receipt and sufficiency of which are acknowledged hereby, the parties to this Assignment, intending legally to be bound, hereby agree as follows:

     1. The Assignor hereby assigns, transfers, conveys and sets over unto the Assignee all of the Assignor's right, title and interest in and to the Assets.

     2. The Assignee hereby accepts the assignment of the Assets from the Assignor and assumes all of the duties, responsibilities, liabilities and obligations attributable to the Assets.

     3. The Assignee hereby assigns, transfers, conveys and sets over unto the Assignor all of the Assignee's right, title and interest in and to the Partnership Interest.

     4. The Assignor hereby accepts the assignment of the Partnership Interest from the Assignee and agrees to (i) comply with, and be bound by, all of the terms and conditions of that certain Agreement of Limited Partnership of Smithcon Family Investments, Ltd., dated as of November 22, 1995 (the "Partnership Agreement"), and (ii) assume all of the obligations and responsibilities of a limited partner thereunder with all of the same force and effect that would apply if it had been an original party to the Partnership Agreement.

     IN WITNESS WHEREOF, the parties hereto have executed this Assignment and Assumption Agreement the day and year first above written.


                         ASSIGNOR:


                         /s/ Christopher K. Smith
                         CHRISTOPHER K. SMITH


                         ASSIGNEE:

                         SMITHCON FAMILY INVESTMENTS, LTD., a
                         Florida limited partnership

                         By:  Smithcon Investments, Inc., a
                              Florida corporation


                              By:Donald L. Smith, Jr.
                              Donald L. Smith, Jr.
                              President

   The undersigned hereby consents to the admission of the Assignor as a limited partner of the Assignee, having all of the rights of a limited partner under the laws of the State of Florida and the Partnership Agreement with respect to the Partnership Interest


                         SMITHCON INVESTMENTS, INC., a
                         Florida corporation


                         By: /s/ Donald L. Smith, Jr.
                              Donald L. Smith, Jr.
                              President











                           EXHIBIT "A"

                             ASSETS


   7,000 shares of common stock of Devcon International Corp.
ASSIGNMENT AND ASSUMPTION AGREEMENT



   THIS ASSIGNMENT AND ASSUMPTION AGREEMENT (this "Assignment") is made as of this 5th day of January, 1996 by and between LEONARD W. JENNE ("Assignor") and SMITHCON FAMILY INVESTMENTS, LTD. (the
"Assignee").


                       R E C I T A T I O N


   The Assignor has agreed to transfer the assets set forth on Exhibit "A" attached hereto (the "Assets") to the Assignee, and the Assignee has agreed to accept the Assets from the Assignor, in exchange for a 71/100 percent (0.71%) partnership interest in the Assignee (the "Partnership Interest").


             O P E R A T I V E   P R O V I S I O N S


   IN CONSIDERATION of the recitation set forth hereinabove, the mutual promises and covenants hereinafter contained, and other good and valuable consideration, the receipt and sufficiency of which are acknowledged hereby, the parties to this Assignment, intending legally to be bound, hereby agree as follows:

   1. The Assignor hereby assigns, transfers, conveys and sets over unto the Assignee all of the Assignor's right, title and interest in and to the Assets.

   2. The Assignee hereby accepts the assignment of the Assets from the Assignor and assumes all of the duties, responsibilities, liabilities and obligations attributable to the Assets.

   3. The Assignee hereby assigns, transfers, conveys and sets over unto the Assignor all of the Assignee's right, title and interest in and to the Partnership Interest.

   4. The Assignor hereby accepts the assignment of the Partnership Interest from the Assignee and agrees to (i) comply with, and be bound by, all of the terms and conditions of that certain Agreement of Limited Partnership of Smithcon Family Investments, Ltd., dated as of November 22, 1995 (the "Partnership Agreement"), and (ii) assume all of the obligations and responsibilities of a limited partner thereunder with all of the same force and effect that would apply if it had been an original party to the Partnership Agreement.

   IN WITNESS WHEREOF, the parties hereto have executed this Assignment and Assumption Agreement the day and year first above written.



                         ASSIGNOR:


                         /s/ Leonard W. Jenne
                         LEONARD W. JENNE


                         ASSIGNEE:

                         SMITHCON FAMILY INVESTMENTS,
                         LTD., a Florida limited
                         partnership


                         By:  Smithcon Investments,
                              Inc., a Florida corporation


                              By:/s/ Donald L. Smith,
                                   Jr.
                                   Donald L. Smith, Jr.
                                   President


   The undersigned hereby consents to the admission of the Assignor as a limited partner of the Assignee, having all of the rights of a limited partner under the laws of the State of Florida and the Partnership Agreement with respect to the Partnership Interest


                              SMITHCON INVESTMENTS, INC., a
                              Florida corporation


                              By: /s/ Donald L. Smith, Jr.
                              Donald L. Smith, Jr.
                              President








                           EXHIBIT "A"

                             ASSETS


   7,000 shares of common stock of Devcon International Corp.


ASSIGNMENT AND ASSUMPTION AGREEMENT



   THIS ASSIGNMENT AND ASSUMPTION AGREEMENT (this "Assignment") is made as of this 5th day of January, 1996 by and between LAUREN T.
NUGENT ("Assignor") and SMITHCON FAMILY INVESTMENTS, LTD. (the
"Assignee").


                       R E C I T A T I O N


   The Assignor has agreed to transfer the assets set forth on Exhibit "A" attached hereto (the "Assets") to the Assignee, and the Assignee has agreed to accept the Assets from the Assignor, in exchange for a 71/100 percent (0.71%) partnership interest in the Assignee (the "Partnership Interest").


             O P E R A T I V E   P R O V I S I O N S


   IN CONSIDERATION of the recitation set forth hereinabove, the mutual promises and covenants hereinafter contained, and other good and valuable consideration, the receipt and sufficiency of which are acknowledged hereby, the parties to this Assignment, intending legally to be bound, hereby agree as follows:

   1. The Assignor hereby assigns, transfers, conveys and sets over unto the Assignee all of the Assignor's right, title and interest in and to the Assets.

   2. The Assignee hereby accepts the assignment of the Assets from the Assignor and assumes all of the duties, responsibilities, liabilities and obligations attributable to the Assets.

   3. The Assignee hereby assigns, transfers, conveys and sets over unto the Assignor all of the Assignee's right, title and interest in and to the Partnership Interest.

   4. The Assignor hereby accepts the assignment of the Partnership Interest from the Assignee and agrees to (i) comply with, and be bound by, all of the terms and conditions of that certain Agreement of Limited Partnership of Smithcon Family Investments, Ltd., dated as of November 22, 1995 (the "Partnership Agreement"), and (ii) assume all of the obligations and responsibilities of a limited partner thereunder with all of the same force and effect that would apply if it had been an original party to the Partnership Agreement.

   IN WITNESS WHEREOF, the parties hereto have executed this Assignment and Assumption Agreement the day and year first above written.


                              ASSIGNOR:


                              /s/ Lauren T. Nugent
                              LAUREN T. NUGENT



                              ASSIGNEE:

                              SMITHCON FAMILY INVESTMENTS, LTD.,
                              a Florida limited partnership


                              By:Smithcon Investments, Inc.,
                              a Florida corporation


                              By:/s/ Donald L. Smith,
                              Jr.
                              Donald L. Smith, Jr.
                              President


   The undersigned hereby consents to the admission of the Assignor as a limited partner of the Assignee, having all of the rights of a limited partner under the laws of the State of Florida and the Partnership Agreement with respect to the Partnership Interest



   SMITHCON INVESTMENTS, INC., a
                              Florida corporation


                              By:/s/ Donald L. Smith, Jr.
                              Donald L. Smith, Jr.
                              President











                           EXHIBIT "A"

                             ASSETS


   7,000 shares of common stock of Devcon International Corp.

               ASSIGNMENT AND ASSUMPTION AGREEMENT



   THIS ASSIGNMENT AND ASSUMPTION AGREEMENT (this "Assignment") is made as of this 5th day of January, 1996 by and between SUSAN M.
HARRISON ("Assignor") and SMITHCON FAMILY INVESTMENTS, LTD. (the
"Assignee").


                       R E C I T A T I O N


   The Assignor has agreed to transfer the assets set forth on Exhibit "A" attached hereto (the "Assets") to the Assignee, and the Assignee has agreed to accept the Assets from the Assignor, in exchange for a 71/100 percent (0.71%) partnership interest in the Assignee (the "Partnership Interest").


             O P E R A T I V E   P R O V I S I O N S


   IN CONSIDERATION of the recitation set forth hereinabove, the mutual promises and covenants hereinafter contained, and other good and valuable consideration, the receipt and sufficiency of which are acknowledged hereby, the parties to this Assignment, intending legally to be bound, hereby agree as follows:

   1. The Assignor hereby assigns, transfers, conveys and sets over unto the Assignee all of the Assignor's right, title and interest in and to the Assets.

   2. The Assignee hereby accepts the assignment of the Assets from the Assignor and assumes all of the duties, responsibilities, liabilities and obligations attributable to the Assets.

   3. The Assignee hereby assigns, transfers, conveys and sets over unto the Assignor all of the Assignee's right, title and interest in and to the Partnership Interest.

   4. The Assignor hereby accepts the assignment of the Partnership Interest from the Assignee and agrees to (i) comply with, and be bound by, all of the terms and conditions of that certain Agreement of Limited Partnership of Smithcon Family Investments, Ltd., dated as of November 22, 1995 (the "Partnership Agreement"), and (ii) assume all of the obligations and responsibilities of a limited partner thereunder with all of the same force and effect that would apply if it had been an original party to the Partnership Agreement.

   IN WITNESS WHEREOF, the parties hereto have executed this Assignment and Assumption Agreement the day and year first above written.


                              ASSIGNOR:


                              /s/ Susan M. Harrison
                              SUSAN M. HARRISON




                              ASSIGNEE:

                              SMITHCON FAMILY INVESTMENTS, LTD.,
                              a Florida limited partnership


                              By:Smithcon Investments, Inc.,
                              a Florida corporation


                              By:/s/Donald L. Smith, Jr.
                              Donald L. Smith, Jr.
                              President


   The undersigned hereby consents to the admission of the Assignor as a limited partner of the Assignee, having all of the rights of a limited partner under the laws of the State of Florida and the Partnership Agreement with respect to the Partnership Interest


                         SMITHCON INVESTMENTS, INC., a
                         Florida corporation


                         By: /s/ Donald L. Smith, Jr.
                              Donald L. Smith, Jr.
                              President








                           EXHIBIT "A"

                             ASSETS


   7,000 shares of common stock of Devcon International Corp.

               ASSIGNMENT AND ASSUMPTION AGREEMENT



   THIS ASSIGNMENT AND ASSUMPTION AGREEMENT (this "Assignment") is made as of this 5th day of January, 1996 by and between KEVIN M.
SMITH ("Assignor") and SMITHCON FAMILY INVESTMENTS, LTD. (the
"Assignee").


                       R E C I T A T I O N


   The Assignor has agreed to transfer the assets set forth on Exhibit "A" attached hereto (the "Assets") to the Assignee, and the Assignee has agreed to accept the Assets from the Assignor, in exchange for a 71/100 percent (0.71%) partnership interest in the Assignee (the "Partnership Interest").


             O P E R A T I V E   P R O V I S I O N S


   IN CONSIDERATION of the recitation set forth hereinabove, the mutual promises and covenants hereinafter contained, and other good and valuable consideration, the receipt and sufficiency of which are acknowledged hereby, the parties to this Assignment, intending legally to be bound, hereby agree as follows:

   1. The Assignor hereby assigns, transfers, conveys and sets over unto the Assignee all of the Assignor's right, title and interest in and to the Assets.

   2. The Assignee hereby accepts the assignment of the Assets from the Assignor and assumes all of the duties, responsibilities, liabilities and obligations attributable to the Assets.

   3. The Assignee hereby assigns, transfers, conveys and sets over unto the Assignor all of the Assignee's right, title and interest in and to the Partnership Interest.

   4. The Assignor hereby accepts the assignment of the Partnership Interest from the Assignee and agrees to (i) comply with, and be bound by, all of the terms and conditions of that certain Agreement of Limited Partnership of Smithcon Family Investments, Ltd., dated as of November 22, 1995 (the "Partnership Agreement"), and (ii) assume all of the obligations and responsibilities of a limited partner thereunder with all of the same force and effect that would apply if it had been an original party to the Partnership Agreement.

   IN WITNESS WHEREOF, the parties hereto have executed this Assignment and Assumption Agreement the day and year first above written.


                         ASSIGNOR:


                         /s/ Kevin M. Smith
                         KEVIN M. SMITH



                         ASSIGNEE:

                         SMITHCON FAMILY INVESTMENTS, LTD., a
                         Florida limited partnership


                         By:  Smithcon Investments, Inc.,
                              a Florida corporation


                              By:/s/ Donald L. Smith, Jr.
                                     Donald L. Smith, Jr.
                                     President


   The undersigned hereby consents to the admission of the Assignor as a limited partner of the Assignee, having all of the rights of a limited partner under the laws of the State of Florida and the Partnership Agreement with respect to the Partnership Interest


                         SMITHCON INVESTMENTS, INC., a
                         Florida corporation


                         By:/s/ Donald L. Smith, Jr.
                              Donald L. Smith, Jr.
                              President



                           EXHIBIT "A"

                             ASSETS


   7,000 shares of common stock of Devcon International Corp.


               ASSIGNMENT AND ASSUMPTION AGREEMENT



   THIS ASSIGNMENT AND ASSUMPTION AGREEMENT (this "Assignment") is made as of this 5th day of January, 1996 by and between DONALD L.
SMITH, III ("Assignor") and SMITHCON FAMILY INVESTMENTS, LTD. (the
"Assignee").


                       R E C I T A T I O N


   The Assignor has agreed to transfer the assets set forth on Exhibit "A" attached hereto (the "Assets") to the Assignee, and the Assignee has agreed to accept the Assets from the Assignor, in exchange for a 71/100 percent (0.71%) partnership interest in the Assignee (the "Partnership Interest").


             O P E R A T I V E   P R O V I S I O N S


   IN CONSIDERATION of the recitation set forth hereinabove, the mutual promises and covenants hereinafter contained, and other good and valuable consideration, the receipt and sufficiency of which are acknowledged hereby, the parties to this Assignment, intending legally to be bound, hereby agree as follows:

   1. The Assignor hereby assigns, transfers, conveys and sets over unto the Assignee all of the Assignor's right, title and interest in and to the Assets.

   2. The Assignee hereby accepts the assignment of the Assets from the Assignor and assumes all of the duties, responsibilities, liabilities and obligations attributable to the Assets.

   3. The Assignee hereby assigns, transfers, conveys and sets over unto the Assignor all of the Assignee's right, title and interest in and to the Partnership Interest.

   4. The Assignor hereby accepts the assignment of the Partnership Interest from the Assignee and agrees to (i) comply with, and be bound by, all of the terms and conditions of that certain Agreement of Limited Partnership of Smithcon Family Investments, Ltd., dated as of November 22, 1995 (the "Partnership Agreement"), and (ii) assume all of the obligations and responsibilities of a limited partner thereunder with all of the same force and effect that would apply if it had been an original party to the Partnership Agreement.

   IN WITNESS WHEREOF, the parties hereto have executed this Assignment and Assumption Agreement the day and year first above written.



                         ASSIGNOR:


                         /s/ Donald L. Smith, III
                         DONALD L. SMITH, III



                         ASSIGNEE:

                         SMITHCON FAMILY INVESTMENTS, LTD., a
                         Florida limited partnership


                         By:  Smithcon Investments, Inc.,
                              a Florida corporation


                              By:/s/ Donald L. Smith, Jr.
                                     Donald L. Smith, Jr.
                                     President


   The undersigned hereby consents to the admission of the Assignor as a limited partner of the Assignee, having all of the rights of a limited partner under the laws of the State of Florida and the Partnership Agreement with respect to the Partnership Interest


                         SMITHCON INVESTMENTS, INC., a
                         Florida corporation


                         By:/s/ Donald L. Smith, Jr.
                              Donald L. Smith, Jr.
                              President






                           EXHIBIT "A"

                             ASSETS


   7,000 shares of common stock of Devcon International Corp.